

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 5, 2006

Via U.S. Mail and Fax (914) 948-5999
Gandolfo Verra
Chief Financial Officer
Cordia Corporation
445 Hamilton Avenue
Suite 408
White Plains, NY 10601

      RE: Cordia Corporation
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 31, 2006

               Form 10-Q for the quarters ended March 31 and June 30, 2006
               File No. 0-51202

Dear Mr. Verra:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-KSB for the year ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies and Practices

Provisions for Doubtful Accounts, page F-8

1. We note that your percentage of "Provisions for Doubtful Accounts" to "Telecommunication Revenues" increased significantly from 4.9% for the year ended December 31, 2004 to 11.7% in the quarter ended March 31, 2005. We note your discussion in the MD&A filed with the March 31, 2005 Form 10-Q that after assessing your operations and functionality, your management determined that your viability in the industry required an improvement of your ability to reduce customer churn and bad debt. You discussed the implementation of a series of steps to reduce bad debt and that you believed that the combined effect of these controls would lead to a reduction in bad debt as a percentage of revenue during the second half of 2005. However, we note that your percentage of Provisions for Doubtful Accounts to Telecommunication Revenues in the quarters ended June 30, September 30, and December 31, 2005 was 12.6%, 12.6%, and 14.9%, respectively. In this regard, explain to us in your response:

   - The reason for the significant increase in your percentage of Provisions for Doubtful Accounts to Telecommunication Revenues from 4.9% for the year ended 12/31/04 to 11.7% in the quarter ended March 31, 2005.

   - Why the additional steps discussed in your March 31, 2005 Form 10-Q did not result in a reduction of the percentage of percentage of Provisions for Doubtful Accounts to Telecommunication Revenues s in subsequent quarters.

   - The specific reasons that contributed to your significant bad debt provision during 2005.

   - Whether you bill your customers on a monthly basis. Tell us how long you continue provide services to customers who are not current with their payments. Tell us how you recognize revenue in these types of situations.

   - Tell us what percentage of the bad debt provision recorded in each quarter of 2005 relates to 2004 revenues.

   - Provide us with a schedule showing the movement of your allowance for doubtful accounts from January 1, 2005 to December 31, 2005.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Carlos Pacho, Senior Assistant Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director